Prospectus Supplement No. 5	Filed pursuant to Rule 424(b)(3)
To Prospectus dated September 26, 2006	File No. 333-131275

ZION OIL & GAS, INC.

This document supplements the prospectus dated September 26, 2006, as supplemented on November 21, 2006, December 14, 2006, January 9, 2007 and February 1, 2007, relating to the offer and sale of a minimum of 350,000 up to a maximum of 2,000,000 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

Third and Fourth Closings, Continuing Offering and Final Closing

Following the receipt and acceptance on February 21 and February 28, 2007 of subscriptions in a total amount of $1,449,854 for 207,122 shares of our common stock pursuant to the terms of our offering subject of the prospectus, Zion scheduled a third and fourth closing of the offering. Of the total subscriptions subject to the accepted agreements, $1,446,354 were for cash and $3,500 were debt conversions.

The third closing took place on February 21, 2007. At the third closing, Zion issued 118,557 shares of its common stock in accordance with the instructions of the subscribers and issued instructions to the escrow agent to disburse proceeds of the subscriptions in the amount of $764,208 to the company. The remaining $65,691 of funds in the escrow account that were distributed at the third closing were distributed to Network 1 Financial Services, Inc. ("Network 1"), the underwriter of the offering, in accordance with the terms of underwriting agreement as described at pages 16-17 of the prospectus ("PLAN OF DISTRIBUTION - Underwriting Agreement"), as follows: $43,794 in commissions and $21,897 of non-accountable expense reimbursement. At the third closing, Zion also issued to the underwriters in accordance with the terms of the underwriting agreement, an Underwriter's Warrant to purchase 3,128 shares of Zion common stock at a price of $8.75 per share to be exercisable for a period beginning six months after the final closing of the offering and expiring on December 28, 2009.

The fourth closing took place on February 28, 2007. At the fourth closing, Zion issued 88,565 shares of its common stock in accordance with the instructions of the subscribers and issued instructions to the escrow agent to disburse the cash proceeds of the subscriptions in the amount of $570,289 to the company. The remaining $46,166 of funds in the escrow account that were distributed in the fourth closing were distributed to Network 1 in accordance with the terms of the underwriting agreement as follows: $30,777 in commissions and $15,389 of non-accountable expense reimbursement. At the fourth closing, Zion also issued to the underwriters in accordance with the terms of the underwriting agreement, an Underwriter's Warrant to purchase 2,198 shares of Zion common stock at $8.75 per share to be exercisable for a period beginning six months after the final closing and expiring on December 28, 2009.

The offering with respect to the remaining 1,069,098 shares of Zion's common stock being offered pursuant to the prospectus will continue in accordance with the "PLAN OF DISTRIBUTION" as described at pages 16-18 of the prospectus until the receipt and acceptance of the maximum offering of 2,000,000 shares or March 26, whichever occurs first - unless earlier terminated. One or more interim closings may take place between the fourth and final closing. We have scheduled the final closing for March 26, 2007 and have set March 21, 2007 as the date by which subscriptions must be received in order to ensure inclusion in such closing, provided documentation is in order and funds received by the closing. Subscriptions received after March 21, 2007 which are not able to be closed on by the scheduled closing date will not be accepted and will be returned to the subscriber. Terms of the continuing offering will be the same as the terms prior to the second closing, with a per share price of $7.00 and a 100 share minimum.

Market for Common Stock

Shares of our common stock commenced trading on the American Stock Exchange on January 3, 2007 under the ticker symbol ZN. Since then and through the February 28, 2007, the highest sales price was $14.05 and the lowest sales price was $7.05. See Supplement No. 2 at page 2 ("American Stock Exchange Listing and Commencement of Trading") and Prospectus Supplement No. 4 at "Market for Common Stock".

Following the fourth closing, there are approximately 2,513 holders of record of our common stock.

Use of Proceeds

As described above, upon our instructions at the third and fourth closings, the escrow agent released a total of $1,446,354 of funds in the escrow account as follows: $111,857 to the underwriter in payment of $74,571 of commissions and $37,286 of expenses. The remaining $1,334,497 were released to the company for use by the company for the purposes and in the amounts described at pages 7-9 of the prospectus ("USE OF PROCEEDS"). These funds have been deposited in interest bearing accounts in our depository banks in the United States and Israel pending their use in furtherance of our plan of operations as described in the prospectus at pages 11-13 ("PLAN OF OPERATIONS AND MANAGEMENT'S DISCUSSION" "-- Basic Plan" and "-- Milestones for the Plan of Operations") and in accordance with the "USE OF PROCEEDS" section at pages 7-9 of the prospectus.

Confirmation of Extension of Term of Ma'anit-Joseph License; Status of Surface Rights for Ma'anit#1 Drill Site

On February 13, 2007, the Israeli Petroleum Commissioner confirmed that our rights under the Ma'anit-Joseph License will be maintained through the completion of our renewed operations on the Ma'anit #1 well or a new well to be commenced on the license area and for such additional time as required to analyze the results of such operations, provided that operations in accordance with the license's workn Februaryl Sitese; Status of Surface Rights for Ma'r.28, 2009. $ 8,75 per share to be exercisable for a period beginning six m program on the Ma'anit #1 or a new well commence prior to April 30, 2007, the current expiration date of the license. The Commissioner's written confirmation was given pursuant to the request of the Israel Lands Authority for such confirmation in conjunction with the final review of our request for the agreement of the Lands Authority for use of the Ma'anit #1 drill site in connection with the recommencement of operations. In connection with the review by the Israel Lands Authority, the monthly payment made by us to Kibbutz Ma'anit in connection with the use of the Ma'anit #1 drill site was reduced from $1,500 to $350 commencing effective June 2006. See prospectus at page 44 ("BUSINESS AND PROPERTIES - - Properties").

Investing in our common stock is very risky. See "Risk Factors" commencing at page 2 of the prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 1, 2007